March 25, 2020

John Love
Chief Executive Officer
United States Commodity Index Funds Trust
1850 Mt. Diablo Boulevard, Suite 640
Walnut Creek, California 94596

       Re: United States Commodity Index Funds Trust
           Registration Statement on Form S-1
           Filed March 13, 2020
           File No. 333-237184

Dear Mr. Love:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 13, 2020

Risk Factors
The Trust Agreement Limits the Forum in Which Claims may be brought, page 17

1. We note that your forum selection provision in your Trust Agreement identifies the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, any other court in the State of Delaware with subject matter jurisdiction) as the exclusive forum for certain litigation. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction
 John Love
United States Commodity Index Funds Trust
March 25, 2020
Page 2
         for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at 202-551-3210 or Dietrich King at 202-551-8071 with any questions.



FirstName LastNameJohn Love                         Sincerely,
Comapany NameUnited States Commodity Index Funds Trust
                                                    Division of Corporation
Finance
March 25, 2020 Page 2                               Office of Finance
FirstName LastName